

August 3, 2011

Via E-mail
Dennis B. Story
Executive Vice President,
Chief Financial Officer and Treasurer
Manhattan Associates, Inc.
2300 Windy Ridge Parkway, Suite 1000
Atlanta, GA 30339

> **Re: Manhattan Associates, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 000-23999**

Dear Mr. Story:

We have reviewed your filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Revenue Recognition, page 53

1.   We note with regard to certain service contracts your disclosure indicating that "revenue related to fixed-fee based contracts is recognized on a proportional performance basis based on the hours incurred on discrete projects within an overall services arrangement." Please clarify the nature of your fixed-fee based contracts and why you believe it is

appropriate to apply a proportional performance model based on input measures. Please note that the application of a proportional performance model is typically based on output measures as opposed to the level of costs associated with the act or input measures.

2.   We note your risk factor on page 16 regarding the potential deferral of license revenue as a result of extended payment terms and future software functionality deliverables. Please clarify your revenue recognition policy related to extended payment terms and specified future upgrades. As it relates to extended payment term arrangements, tell us how you considered the fixed and determinable and collectibility criteria in determining your revenue recognition policy related to such arrangements and your consideration for the guidance in ASC 985-605-25-32 through 35. For arrangements that include future software functionality deliverables, please tell us how you considered the guidance in ASC 985-605-25-44 through 46 related to specified upgrade or enhancement rights.

3.   We note your discussion on page 33 that your revenue consists of fees generated from licensing and hosting of software. Please clarify the terms of your hosting arrangements including your analysis under ASC 985-605-55-119 through 125 in determining the accounting literature you are relying on related to your revenue recognition policy for these arrangements.

Exhibits 31.1 and 31.2

4.   We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a), filed with your annual report on Form 10-K and your report on Forms 10-Q for the quarters ended March 31, 2011 and June 30, 2011, also include the title of the certifying individual. Please revise future filings to omit the certifying individual's title at the beginning of the certification to conform to the language required by Item 601(b)(31) of Regulation S-K. Please note that the certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. For guidance, please refer to Section II.B.4 of SEC Release No. 33-8124.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief